SEKISUI HOUSE

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

SEKISUI HOUSE

June 4, 2007

Consolidated First-Quarter Earnings Report
February 1, 2007 – April 30, 2007

Sekisui House, Ltd. Stock code: 1928
http://www.sekisuihouse.co.jp/
President & CEO: Isami Wada
Inquiries: Executive Officer, Head of Corporate Communications Department: Hidehiro Yamaguchi
Telephone: +81 6 6440 3111

1. Matters Pertaining to Preparation of First-Quarter Operating Results

(a)Adoption of simplified accounting method: Yes
A simplified accounting method is applied to income taxes, allowances and reserves.

(b)Change in accounting policies from the previous consolidated financial statements: None

(c)Change to the scope of consolidation and application of the equity method: Yes
Consolidated subsidiaries: Newly included: 1 company Excluded: 2 companies

2. First-Quarter Operating Results for Fiscal 2007 (February 1, 2007 to April 30, 2007)

(1) Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
FY2007 First Quarter	295,649	1.6	5,466	-	7,226	672.0	3,752	-
FY2006 First Quarter	291,017	2.2	366	47.3	936	473.0	28	(80.1)
FY2006	1,596,183		111,570		114,822		62,663	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2007 First Quarter	5.30	5.30
FY2006 First Quarter	0.04	-
FY2006	89.26	89.25

[Qualitative information on the progress of consolidated performance]

During the first quarter of Fiscal 2007, the Japanese economy was on a moderate path to recovery, with private capital expenditures and the employment environment continuing to improve on the back of brisk corporate profits. Nevertheless, with raw materials prices hovering high and the yen remaining weak, upward pressure has been placed on costs, which leaves the future economic outlook uncertain.

In the housing market, a smaller percentage decrease in land prices was observed in local cities as well, with the price of land beginning to rise in some metropolitan areas. This continued improvement in the market environment, in addition to the continuation of low interest rates, sustained the brisk performance of built-for-sale housing business, supported primarily by first time buyers. Demand from owner-occupiers, on the other hand, has yet to experience a full-fledged recovery, although the motivation of secondary acquisitions primarily for the purposes of rebuilding, began to see gradual improvement as the economy continued to recover.

Against this backdrop, we took another series of actions which were designed to enhance our marketing expertise, including the introduction of new products featuring an earthquake-proof structure and antifouling paint to our mainstay product line of steel-frame detached houses.

With the urban redevelopment business also contributing to our performance through the sales of our retained interest in Akasaka Garden City office building that was completed last year, our net sales reached a total of 295,649 million yen (up

1.6% year on year). Consolidated operating income grew to 5,466 million yen, recurring income totaled at 7,226 million yen, and net income for the first quarter at 3,752 million yen. Consolidated orders reached 415,348 million yen.

(2)Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	*Millions of yen*	%	*yen*
FY2007 First Quarter	1,236,074	787,301	63.7	1,114.30
FY2006 First Quarter	1,159,867	744,205	64.2	1,049.50
FY2006	1,278,770	798,302	62.4	1,125.75

Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen			
FY2007 First Quarter	(113,212)	(22,304)	(12,937)	81,043
FY2006 First Quarter	1,369	(3,170)	58,020	151,232
FY2006	76,953	(13,243)	70,622	229,498

[Qualitative information on the changes in the consolidated financial position]

In terms of items under assets, inventories increased owing primarily to the aggressive purchase of land for sale designed to sustain a continuous expansion of the Real Estate for Sale Business, through the supply of high-value-added prime lots for sale and urban redevelopment projects.

Current assets, on the other hand, decreased by 6.8% as a result of, among other things, a substantial decline in cash and deposits owing primarily to the acquisition of real estate for leasing and payment of income taxes.

Current liabilities decreased by 8.0% owing to the decline in accounts payable, accrued income taxes, etc., despite an increase in advances received on construction projects in progress and other increases on the back of more numerous orders.

Net assets decreased by 1,101 million yen, owing primarily to the repurchase of approximately 2,500,000 shares of our treasury stock.

3. Consolidated Results Forecast for the Year ending January 31, 2008 (February1, 2007 to January 31, 2008)

	Net sales	Recurring income	Net income	Net income per share
	Millions of yen			*yen*
Interim	816,000	46,000	26,000	-
Full year	1,720,000	120,000	65,500	92.74

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.

No revisions have been made to initial interim and full-year forecasts announced on March 1, 2007.

SEKISUI HOUSE

Non-Consolidated First-Quarter Earnings Report
February 1, 2007 – April 30, 2007

1. First-Quarter Operating Results for Fiscal 2007 (February 1, 2007 to April 30, 2007)

(1)Non-Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
FY2007 First Quarter	197,770	0.3	(1,277)	-	2,999	-	2,505	-
FY2006 First Quarter	197,125	(0.8)	(6,052)	-	(3,063)	-	(1,149)	-
FY2006	1,216,901		87,678		92,720		51,781	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2007 First Quarter	3.54	3.54
FY2006 First Quarter	(1.67)	-
FY2006	73.75	73.74

(2)Non-Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	*Millions of yen*	*%*	*yen*
FY2007 First Quarter	1,133,499	724,607	63.9	1,025.67
FY2006 First Quarter	1,039,833	692,798	66.6	976.84
FY2006	1,173,431	736,790	62.8	1,039.16

2. Non-Consolidated Results Forecast for the Year ending January 31, 2008 (Feb. 1, 2007 to Jan. 31, 2008)

	Net sales	Recurring income	Net income	Net income per share
	Millions of yen			*yen*
Interim	615,000	37,000	22,000	-
Full year	1,315,000	97,000	53,500	75.73

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.

No revisions have been made to initial interim and full-year forecasts announced on March 1, 2007.

CONSOLIDATED BALANCE SHEETS

As of April 30, 2007, 2006 and January 31, 2007

	Millions of yen				
	As of April 30, 2007	As of Jan. 31, 2007	Difference	%	As of April 30, 2006
Assets	**1,236,074**	**1,278,770**	(42,696)	(3.3)	**1,159,867**
Current assets	**837,610**	**899,057**	(61,447)	(6.8)	**774,199**
Cash and deposits	81,043	229,498			151,832
Notes and accounts receivable	17,758	84,303			30,291
Marketable securities	1,447	1,447			216
Inventories	649,273	499,226			505,834
Deferred income taxes	55,678	55,033			61,928
Other current assets	34,229	31,452			25,784
Less allowance for doubtful accounts	(1,819)	(1,904)			(1,688)
Fixed assets	**398,464**	**379,713**	18,751	4.9	**385,667**
Tangible fixed assets	**220,261**	**207,700**	12,561	6.0	**201,796**
Buildings and structures	101,991	96,980			92,914
Machinery and vehicles	12,970	12,574			12,426
Tools and equipment	6,107	6,081			5,866
Land	94,613	88,497			88,168
Construction in progress	4,578	3,567			2,420
Intangible fixed assets	**7,569**	**7,213**	356	4.9	**6,598**
Industrial property	46	48			52
Lease rights	2,011	2,011			2,011
Software	4,583	4,239			3,622
Utility rights	59	46			42
Telephone subscription rights	868	868			869
Investments and other assets	**170,633**	**164,799**	5,834	3.5	**177,272**
Investment in securities	95,620	91,651			102,607
Long-term loans receivable	35,402	35,312			36,737
Deferred income taxes	1,588	1,653			2,725
Other investments and other assets	39,621	37,790			36,617
Less allowance for doubtful accounts	(1,598)	(1,608)			(1,415)
Total assets	**1,236,074**	**1,278,770**	(42,696)	(3.3)	**1,159,867**

	As of April 30, 2007	As of Jan. 31, 2007	Difference	%	As of April 30, 2006
Liabilities	**448,773**	**480,467**	(31,694)	(6.6)	**415,404**
Current liabilities	**348,711**	**379,040**	(30,329)	(8.0)	**331,011**
Notes and accounts payable	149,755	169,604			147,850
Accrued income taxes	3,403	38,464			3,138
Advances received	126,255	98,105			111,812
Allowance for bonuses	17,738	20,241			17,316
Allowance for bonuses to directors, executive officers and corporate auditors	-	839			-
Allowance for compensation payments on completed works	2,815	2,802			2,691
Other current liabilities	48,742	48,983			48,203
Long-term liabilities	**100,062**	**101,426**	(1,364)	(1.3)	**84,393**
Long-term debt	20,147	20,049			-
Deposits and guarantees	54,326	53,145			53,566
Deferred tax liability	2,347	2,892			3,283
Allowance for accrued retirement benefits for employees	19,731	21,703			24,689
Allowance for retirement benefits to director, executive officers and corporate auditors	1,019	1,099			867
Consolidated adjustment account	-	32			147
Negative goodwill	36	-			-
Other long-term liabilities	2,453	2,504			1,838
Minority interests	-	-	-	-	257
Shareholders' Equity	-	-	-	-	744,205
Paid-in capital	-	-			186,554
Additional paid-in capital	-	-			254,130
Retained earnings	-	-			278,295
Net unrealized holding gain (loss) on securities	-	-			25,535
Translation adjustment	-	-			(6)
Less treasury stock, at cost	-	-			(303)
Liabilities, Minority Interests, and Shareholders' Equity	-	-	-	-	1,159,867
Net assets	**787,301**	**798,302**	(11,001)	(1.4)	-
Shareholders' equity	764,542	773,862	(9,320)	(1.2)	-
Capital stock	186,554	186,554			-
Capital surplus	254,133	254,133			-
Retained earnings	329,081	333,837			-
Treasury stock	(5,226)	(662)			-
Valuation and translation adjustments	22,497	24,181	(1,684)	(7.0)	-
Net unrealized holding gain (loss) on securities	22,497	24,035			-
Translation adjustment	-	145			-
Minority interests	260	258	2	0.8	-
Total liabilities and net assets	**1,236,074**	**1,278,770**	(42,696)	(3.3)	-

CONSOLIDATED STATEMENT OF INCOME

	Feb. 1, 2007 – Apr. 30, 2007	Feb. 1, 2006 – Apr. 30, 2006	Difference		Feb. 1, 2006 – Jan. 31, 2007
	Millions of yen	*Millions of yen*	*Millions of yen*	%	*Millions of yen*
Net sales	**295,649**	**291,017**	4,632	1.6	**1,596,183**
Cost of sales	236,964	238,792	(1,828)	(0.8)	1,267,995
Gross profit	58,685	52,225	6,460	12.4	328,188
Selling, general and administrative expenses	53,219	51,858	1,361	2.6	216,617
Operating income	**5,466**	**366**	5,100	-	**111,570**
Non-operating income	**2,362**	**1,133**	1,229	108.5	**6,802**
Interest and dividends received	570	276			2,647
Equity in earning of affiliates	38	48			298
Miscellaneous income	1,753	807			3,857
Non-operating expense	**601**	**563**	38	6.7	**3,551**
Interest expense	66	12			105
Miscellaneous expense	534	551			3,445
Recurring income	**7,226**	**936**	6,290	672.0	**114,822**
Extraordinary income	**-**	**95**	(95)	-	**477**
Extraordinary loss	**175**	**178**	(3)	(1.7)	**3,888**
Income before income taxes and minority interests	**7,050**	**852**	6,198	727.5	**111,411**
Income tax	3,295	825	2,470	299.4	48,747
Minority interests in earnings (loss) of subsidiaries	3	(1)	4	-	0
Net income	**3,752**	**28**	3,724	-	**62,663**

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb.1, 2007 – Apr. 30, 2007	Feb. 1, 2006 – Apr. 30, 2006	Feb. 1, 2006 – Jan. 31, 2007
Cash flows from operating activities			
Income before income taxes and minority interests	7,050	852	111,411
Depreciation and amortization	2,958	2,795	12,231
Decrease in accrued retirement benefit	(1,972)	(1,454)	(4,440)
Interest and dividend income	(570)	(276)	(2,647)
Interest expense	66	12	105
Equity in gains of affiliates	(38)	(48)	(298)
Loss on revaluation of real estate held for sale	-	-	2,828
Loss on revaluation of investments in securities	-	-	7
Decrease in note and accounts receivables	66,544	66,319	12,307
Increase in inventories and advance payments	(150,063)	(68,534)	(66,861)
(Decrease) increase in notes and accounts payable	(20,306)	(16,794)	4,298
Increase in advances received	28,150	25,638	11,930
Other	(8,059)	(1,047)	4,725
Subtotal	**(76,238)**	**7,461**	**85,599**
Interest and dividends received	563	281	2,638
Interest paid	(119)	(12)	(48)
Income taxes paid	(37,417)	(6,360)	(11,235)
Net cash provided by operating activities	**(113,212)**	**1,369**	**76,953**
Cash flows from investing activities			
Proceeds from sales of marketable securities	-	-	216
Purchases of property, plant and equipment	(15,160)	(4,350)	(22,658)
Proceeds from sales of property, plant and equipment	3	11	118
Purchase of investments in securities	(6,717)	(37)	(3,021)
Proceeds from sales of investments in securities	-	108	10,693
Payment for loans receivable	(945)	(259)	(2,075)
Settlement of loans receivable	844	1,488	4,753
Other	(331)	(130)	(1,269)
Net cash used in investing activities	**(22,304)**	**(3,170)**	**(13,243)**
Cash flows from financing activities			
Proceeds from long-term debt	98	-	20,049
Cash dividends paid	(8,508)	(6,662)	(13,754)
Purchase of treasury stock	(4,528)	(113)	(479)
Proceeds from sale and disposal of treasury stock	-	64,794	64,794
Other	1	2	13
Net cash used in financing activities	**(12,937)**	**58,020**	**70,622**
Effect of exchange rate changes on cash and cash equivalents	-	**33**	**186**
Net (decrease) increase in cash and cash equivalents	**(148,454)**	**56,253**	**134,518**
Cash and cash equivalents at beginning of year	**229,498**	**94,979**	**94,979**
Cash and cash equivalents at end of year	**81,043**	**151,232**	**229,498**

(Segmental information)

Four sections classify each business

FY2007 1st Qtr. (Feb. 1, 2007 – April 30, 2007)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating income and loss							
Sales							
Sales to third parties	97,491	76,130	82,653	39,375	295,649	-	295,649
Inter-group sales and transfers	1,843	-	564	848	3,256	(3,256)	-
Total sales	99,334	76,130	83,217	40,224	298,906	(3,256)	295,649
Operating expenses	99,752	66,122	78,058	39,469	283,403	6,780	290,183
Operating income (loss)	(418)	10,007	5,159	754	15,502	(10,036)	5,466

FY2006 1st Qtr. (Feb. 1, 2006 – April 30, 2006)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating income and loss							
Sales							
Sales to third parties	113,058	66,361	77,708	33,889	291,017	-	291,017
Inter-group sales and transfers	376	-	532	695	1,605	(1,605)	-
Total sales	113,435	66,361	78,241	34,585	292,622	(1,605)	291,017
Operating expenses	112,022	64,030	73,138	34,200	283,391	7,259	290,650
Operating income	1,412	2,330	5,102	384	9,230	(8,864)	366

FY2006 (Feb. 1, 2006 – Jan. 31, 2007)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating income and loss							
Sales							
Sales to third parties	717,677	421,019	310,211	147,274	1,596,183	-	1,596,183
Inter-group sales and transfers	8,191	44	1,669	3,332	13,237	(13,237)	-
Total sales	725,868	421,063	311,881	150,607	1,609,421	(13,237)	1,596,183
Operating expenses	645,975	368,175	297,782	146,953	1,458,885	25,727	1,484,612
Operating income	79,893	52,888	14,099	3,654	150,535	(38,965)	111,570

[Notes]

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sale:	Selling houses and real estate, designing, constructing, and contracting for sale housing on estate land, conducting urban redevelopment projects and commercial buildings transactions
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

FY2007 1st Qtr: 9,069 million yen   FY2006 1st Qtr: 7,871 million yen   FY2006: 37,093 million yen

Segment Breakdown

Consolidated

Millions of yen

	FY2007 1st Qtr. Feb.1, 2007 – Apr. 30, 2007		FY2006 1st Qtr. Feb.1, 2006 – Apr. 30, 2006		FY2006 Feb.1, 2006 – Jan.31, 2007	
	Orders	Accumulated orders	Orders	Accumulated orders	Orders	Accumulated orders
Built to Order Housing	186,366	448,085	179,186	437,553	705,462	359,210
Real Estate for Sale	104,847	133,295	94,175	111,355	442,058	104,578
Real Estate for Leasing	82,653	-	77,708	-	310,211	-
Other Business	41,481	103,452	37,654	99,259	153,127	101,346
Total	415,348	684,834	388,725	648,168	1,610,859	565,135

Non-Consolidated

Millions of yen

	FY2007 1st Qtr. Feb.1, 2007 – Apr. 30, 2007		FY2006 1st Qtr. Feb.1, 2006 – Apr. 30, 2006		FY2006 Feb.1, 2006 – Jan.31, 2007	
	Orders	Accumulated orders	Orders	Accumulated orders	Orders	Accumulated orders
Built to Order Housing	187,462	450,530	177,594	438,653	706,838	360,698
Real Estate for Sale	99,693	122,616	89,185	105,742	412,496	93,887
Real Estate for Leasing	2,124	-	1,912	-	8,012	-
Other Business	25,627	99,030	22,765	93,144	101,387	100,454
Total	314,908	672,177	291,458	637,539	1,228,735	555,040

NON-CONSOLIDATED BALANCE SHEETS

As of April 30, 2006, 2007 and January 31, 2007

Millions of yen

	As of April 30, 2007	As of Jan. 31, 2007	Difference	%	As of April 30, 2006
Assets	**1,133,499**	**1,173,431**	(39,932)	(3.4)	**1,039,833**
Current assets	**764,700**	**821,569**	(56,869)	(6.9)	**680,709**
Cash and deposits	44,319	184,148			98,485
Notes receivable-trade	535	266			908
Accounts receivable-construction	9,424	71,305			20,603
Accounts receivable-real estate	3,684	9,422			4,,433
Marketable securities	1,397	1,397			-
Prepaid expenses for construction in progress	87,884	49,639			68,657
Buildings for sale	92,712	69,938			80,950
Land for sale	370,191	318,843			290,278
Land for sale in process	65,885	32,599			31,524
Other inventories	6,808	5,508			6,098
Advance payments	6,111	5,610			1,016
Prepaid expenses	6,106	5,298			4,996
Accounts receivable-other	13,152	15,493			13,228
Deferred income taxes	51,127	50,501			56,592
Other current assets	6,544	2,879			4,098
Less allowance for doubtful accounts	(1,184)	(1,283)			(1,160)
Fixed Assets	**368,799**	**351,862**	16,937	4.8	**359,123**
Tangible fixed assets	**176,020**	**163,626**	12,394	7.6	**159,293**
Buildings	70,571	67,349			64,040
Structures	4,536	4,575			4,377
Machinery and equipment	11,828	11,425			11,154
Vehicles and delivery equipment	166	169			162
Tools and equipment	4,629	4,685			4,466
Land	80,058	73,970			73,004
Constructions in progress	4,228	1,450			2,086
Intangible fixed assets	**5,800**	**5,454**	346	6.3	**4,631**
Industrial property rights	31	32			36
Lease rights	1,608	1,608			1,608
Software	3,451	3,103			2,275
Utility rights	24	24			25
Telephone subscription rights	685	685			686
Investments and other assets	**186,978**	**182,781**	4,197	2.3	**195,198**
Investment in securities	93,255	89,812			101,111
Investment in subsidiaries and partnership	38,118	40,013			39,893
Long-term loans receivable	35,652	35,566			50,707
Long-term prepaid expenses	819	778			805
Deposit and guarantees	14,102	12,875			12,393
Other investments and other assets	5,887	5,287			5,315
Allowance for appraisal losses on investment in related companies	-	(682)			(682)
Less allowance for doubtful accounts	(857)	(870)			(14,346)
Total	**1,133,499**	**1,173,431**	(39,932)	(3.4)	**1,039,833**

Millions of yen

	As of April 30, 2007	As of Jan. 31, 2007	Difference	%	As of April 30, 2006
Liabilities	**408,892**	**436,641**	(27,749)	(6.4)	**347,034**
Current liabilities	**359,242**	**385,275**	(26,033)	(6.8)	**314,406**
Notes payable-trade	59,323	67,630			58,464
Accounts payable-trade	44,762	42,438			40,812
Accounts payable-construction	32,442	52,654			35,390
Accounts payable-other	7,597	8,062			8,553
Accrued expenses	17,546	14,398			15,701
Deferred corporate taxes	332	33,082			335
Deferred consumption taxes	-	6,890			-
Advances received-construction	90,548	65,231			81,466
Advance received-other	9,248	6,948			6,456
Allowance for bonuses	13,172	15,759			13,006
Allowance for bonuses to directors, executive officers and corporate auditors	-	230			-
Allowance for compensation payments on completed works	2,812	2,799			2,691
Other current liabilities	81,454	69,149			51,527
Long-term liabilities	**49,649**	**51,366**	(1,717)	(3.3)	**32,627**
Long-term debt	20,000	20,000			-
Deposits and guarantees	7,253	6,594			6,303
Long-term accounts payable	578	585			-
Long-term advance received	115	121			-
Deferred tax liability	3,250	3,796			4,079
Allowance for accrued retirement benefits for employees	18,450	20,267			22,245
Shareholders' equity	-	-	-	-	**692,798**
Paid-in capital	-	-	-	-	**186,554**
Capital surplus	-	-	-	-	**258,916**
Retained earnings	-	-	-	-	**221,907**
Legal reserve	-	-			23,128
Reserve for dividends	-	-			15,000
General reserve	-	-			176,800
Unappropriated retained earnings	-	-			6,978
Net unrealized holding gain (loss) on securities	-	-	-	-	**25,607**
Less treasury stock, at cost	-	-	-	-	**(186)**
Liabilities, minority interests, and shareholders' equity	-	-	-	-	**1,039,833**
Net assets	**724,607**	**736,790**	(12,183)	(1.7)	-
Shareholders' Equity	**702,146**	**712,674**	(10,528)	(1.5)	-
Capital stock	**186,554**	**186,554**	-	-	-
Capital surplus	**258,918**	**258,918**	0	0.0	-
Legal reserve	242,307	242,307			-
Other	16,610	16,610			-
Retained earnings	**261,743**	**267,746**	(6,003)	(2.2)	-
Legal reserve	23,128	23,128			-
Other	238,615	244,618			-
Reserve for dividends to shareholders	18,000	15,000			-
Other	206,800	176,800			-
Retained earnings carried forward	13,815	52,818			-
Less treasury stock, at cost	(5,070)	(544)	(4,526)	832.0	-
Valuation and translation adjustments	**22,461**	**24,115**	(1,654)	(6.9)	-
Net unrealized holding gain (loss) on securities	22,461	24,115			-
Total liabilities and net assets	**1,133,499**	**1,173,431**	(39,932)	(3.4)	-

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2007 – Apr. 30, 2007	Feb. 1, 2006 – Apr. 30, 2006	Difference		Feb. 1, 2006 – Jan. 30, 2007
	Millions of yen	*Millions of yen*	*Millions of yen*	%	*Millions of yen*
Net sales	**197,770**	**197,125**	645	0.3	**1,216,901**
Construction	139,065	152,464			910,462
Real estate	58,705	44,660			306,439
Cost of sales	**156,830**	**161,729**	(4,899)	(3.0)	**955,990**
Construction	115,082	124,707			718,008
Real estate	41,747	37,022			237,981
Gross profit on sales	**40,940**	**35,395**	5,545	15.7	**260,911**
Total gross profit from construction	23,982	27,757			192,454
Total gross profit from sales of real estate	16,957	7,637			68,457
Selling, general and administrative expenses	**42,217**	**41,448**	769	1.9	**173,233**
Operating income	**(1,277)**	**(6,052)**	4,775	-	**87,678**
Non-operating income	**4,811**	**3,490**	1,321	37.9	**8,012**
Interest and dividends received	3,238	2,770			5,009
Miscellaneous income	1,572	719			3,003
Non-operating expense	**535**	**500**	35	7.0	**2,970**
Interest paid	64	12			102
Miscellaneous expenses	470	488			2,868
Recurring income	**2,999**	**(3,063)**	6,062	-	**92,720**
Extraordinary income	-	**95**	(95)	-	**477**
Extraordinary loss	**167**	**167**	0	0.0	**3,748**
Income before taxes	**2,831**	**(3,136)**	5,967	-	**89,448**
Income taxes and other	235	121	114	94.2	32,955
Deferred income taxes	91	(2,108)	2,199	-	4,712
Net income	**2,505**	**(1,149)**	3,654	-	**51,781**
Retained earning brought forward from the preceding business term	-	8,128			-
Unappropriated retained earnings	-	**6,978**			-

SEKISUI HOUSE

News Release

Sekisui House Announces Share Buyback Plan

June 4, 2007 – Sekisui House Ltd. (the "Company") hereby announces that at the meeting of the Board of Directors held on June 4, 2007 it has resolved to repurchase its own stock pursuant to the provisions of Article 156 of the Corporate Law, which are applied with the wording of their phrases being changed in accordance with the provisions of Paragraph 3, Article 165 of the Corporate Law. The details are as follows:

1. Reason for buyback:
To increase capital efficiency and optimize capital management in a changing business environment

2. Outline of share buyback plan

(1) Class of shares repurchased:	Sekisui House ordinary shares
(2) Maximum number of shares:	30,000,000 shares (4.23% of total outstanding shares)
(3) Maximum value of repurchase:	60,000 million yen
(4) Repurchase schedule:	From Monday, June 4, 2007 to Thursday, July 12, 2007

(5) Repurchase method:
Repurchase on the Nagoya Stock Exchange in accordance with Exchange's Treasury Stock Off-floor Transaction System

3. Upcoming events:
The Company plans to retire the treasury stock repurchased in accordance with the aforementioned resolution, on the assumption that the reversal of general reserves will be approved at the annual general shareholders' meeting of the Company slated for April 2008. The Company also plans to seek approval at the meeting of the Board of Directors to be held in March 2008 concerning retirement of the treasury stock.

For reference

Treasury stock as of June 4, 2007

Total outstanding shares(excluding treasury stock):	706,448,417 shares
Number of treasury stock:	2,936,661 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Sekisui House Announces Stock Repurchase Program
(Repurchase on the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System)

June 4, 2007 – Sekisui House Ltd. (the "Company") hereby announces its decision upon a concrete method for stock repurchase pursuant to the provisions of Article 156 of the Corporate Law, which are applied with the wording of their phrases being changed in accordance with the provisions of Paragraph 3, Article 165 of the Corporate Law. The details are as follows.

1. Class of shares to be repurchased: Sekisui House ordinary shares
2. Number of shares to be repurchased: 30,000,000 shares
3. Date of repurchase: June 5, 2007
4. Repurchase price per share: 1,771 yen
5. Repurchase method: Repurchase on the Nagoya Stock Exchange in accordance with the Exchange's Treasury Stock Off-floor Transaction System
6. Disclosure of results of the repurchase operation: June 5, 2007 (after the close of trading)

Note: If the number of shares offered falls short of the number of shares authorized for repurchase, the number of shares offered will be considered to be the number of shares to be repurchased.

For reference

Detail of share buyback plan agreed at the meeting of the Board of Directors on June 4, 2007

Class of shares to be acquired:	Sekisui House ordinary shares
Maximum number of shares to be acquired:	30,000,000 shares
Maximum total value of shares to be acquired:	60,000 million yen

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE
Tower East,Umeda Sky Building,F38,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

June 4, 2007

By: Koji Nakata
Koji Nakata
Chief Manager of Legal Department

SEKISUI HOUSE

Tower East,Umeda Sky Building,F38,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

SEKISUI HOUSE

News Release

Sekisui House Announces Results of Share Buyback
(Repurchase on the Nagoya Stock Exchange in Accordance with the Exchange's Treasury Stock Off-floor Transaction System)

June 5, 2007 – Sekisui House, Ltd. (the "Company") announced yesterday on June 4, 2007 that, pursuant to Article 156 of the Corporate Law, which are applied with the wording of their phrases being changed in accordance with the provisions of Paragraph 3, Article 165 of the Corporate Law it planned to repurchase ordinary shares. The results of repurchase are as follows.
With this repurchase, the Company completed the purchase of all shares based on the resolution at the meeting of the Board of Directors held on June 4, 2007.

1. Reason for buyback:	To increase capital efficiency and optimize capital management in a changing business environment
2. Class of shares repurchased:	Sekisui House ordinary shares
3. Number of shares repurchased:	30,000,000 shares
4. Purchase amount:	53,130,000,000 yen
5. Date of repurchase:	June 5, 2007
6. Repurchase method:	Closing price transaction through the Nagoya Stock Exchange's Treasury Stock Off-floor Transaction

For reference

1. Detail of share repurchase plan agreed at board meeting on June 4, 2007

Class of shares to be acquired:	Sekisui House ordinary shares
Maximum number of shares to be acquired:	30,000,000 shares
Maximum total value of shares to be acquired:	60,000 million yen

2. Treasury stock as of June 5, 2007

Total outstanding shares(excluding treasury stock):	676,447,726 shares
Number of treasury stock:	32,937,352 shares

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

June 5, 2007

By: Koji Nakata
Koji Nakata
Chief Manager of Legal Department

END